Exhibit 99.1

Explanatory Note

Furmanite Corporation (the “Company”) is filing this Exhibit 99.1 to its Current Report on Form 8-K to provide certain information from the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2015 (the “Quarterly Report”) on a retrospectively reclassified basis, reflecting the results of operations, assets, liabilities and cash flows of the Company’s Furmanite Technical Solutions division of its Engineering & Project Solutions operating segment (“FTS”) as discontinued operations, due to the sale of FTS in September 2015. Other than the retrospective reclassification, no attempt has been made to modify or update any other information or disclosures in this Exhibit 99.1 to reflect events or occurrences after the date of the filing of the Quarterly Report. Therefore, this Exhibit 99.1 should be read in conjunction with the Quarterly Report and the Company’s other filings made with the SEC subsequent to the filing of the Quarterly Report, including quarterly reports on Form 10-Q for the quarterly periods ended June 30, 2015 and September 30, 2015. Further, this Exhibit 99.1 should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on March 10, 2015 (the “Annual Report”) as well as the Company’s Form 8-K filed with the SEC on December 17, 2015, which provides certain information from the Annual Report on a retrospectively reclassified basis.

PART I — FINANCIAL INFORMATION
ITEM 1. Financial Statements
FURMANITE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	March 31, 2015	December 31, 2014
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$29,092	$33,753
Accounts receivable, trade (net of allowance for doubtful accounts of $787 and $1,036 as of March 31, 2015 and December 31, 2014, respectively)	93,890	93,115
Inventories, net:
Raw materials and supplies	26,162	25,626
Work-in-process	11,946	10,851
Finished goods	191	219
Deferred tax assets, current	6,127	6,121
Prepaid expenses and other current assets	8,682	9,139
Current assets of discontinued operations	26,471	23,866
Total current assets	202,561	202,690
Property and equipment	108,201	109,266
Less: accumulated depreciation and amortization	(59,598)	(59,411)
Property and equipment, net	48,603	49,855
Goodwill	15,648	15,648
Deferred tax assets, non-current	3,371	3,664
Intangible and other assets, net	8,630	8,991
Non-current assets of discontinued operations	3,010	3,323
Total assets	$281,823	$284,171
Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$4,552	$2,442
Accounts payable	19,101	18,419
Accrued expenses and other current liabilities	24,768	24,668
Income taxes payable	734	1,143
Current liabilities of discontinued operations	9,192	9,395
Total current liabilities	58,347	56,067
Long-term debt, non-current	59,891	61,853
Net pension liability	15,772	17,115
Other liabilities	6,918	6,653
Non-current liabilities of discontinued operations	6	19
Commitments and contingencies (Note 11)
Stockholders’ equity:
Series B Preferred Stock, unlimited shares authorized, none issued and outstanding	—	—
Common stock, no par value; 60,000,000 shares authorized; 41,782,254 and 41,749,196 shares issued as of March 31, 2015 and December 31, 2014, respectively	4,838	4,834
Additional paid-in capital	139,725	139,312
Retained earnings	38,097	37,784
Accumulated other comprehensive loss	(23,758)	(21,453)
Treasury stock, at cost (4,008,963 shares)	(18,013)	(18,013)
Total stockholders’ equity	140,889	142,464
Total liabilities and stockholders’ equity	$281,823	$284,171
The accompanying notes are an integral part of these consolidated financial statements.

FURMANITE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)
(Unaudited)

	Three Months Ended March 31,
	2015	2014
Revenues	$95,029	$96,031
Costs and expenses:
Operating costs (exclusive of depreciation and amortization)	68,114	68,102
Depreciation and amortization expense	2,755	2,651
Selling, general and administrative expense	21,481	22,203
Total costs and expenses	92,350	92,956
Operating income	2,679	3,075
Interest income and other income (expense), net	(523)	(165)
Interest expense	(632)	(446)
Income from continuing operations before income taxes	1,524	2,464
Income tax expense	(946)	(1,068)
Income from continuing operations	578	1,396
Loss from discontinued operations, net of income tax	(265)	(380)
Net income	$313	$1,016

Basic earnings (loss) per common share:
Continuing operations	$0.02	$0.04
Discontinued operations	(0.01)	(0.01)
Net income	$0.01	$0.03
Diluted earnings (loss) per common share:
Continuing operations	$0.02	$0.04
Discontinued operations	(0.01)	(0.01)
Net income	$0.01	$0.03
Weighted-average number of common and common equivalent shares used in computing earnings (loss) per common share:
Basic	37,750	37,567
Diluted	37,932	37,827
The accompanying notes are an integral part of these consolidated financial statements.

FURMANITE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)
(Unaudited)

	Three Months Ended March 31,
	2015	2014
Net income	$313	$1,016
Other comprehensive income (loss) before tax:
Defined benefit pension plans:
Net gain (loss) arising during period	1,230	(19)
Cash flow hedges:
Loss on interest rate swap	(740)	(35)
Less: Reclassification of realized loss on interest rate swap included in interest expense	34	—
Cash flow hedges, net	(706)	(35)
Foreign currency translation adjustments	(2,858)	620
Total other comprehensive income (loss) before tax	(2,334)	566
Income tax benefit related to components of other comprehensive income (loss)	29	18
Other comprehensive income (loss), net of tax	(2,305)	584
Comprehensive income (loss)	$(1,992)	$1,600
The accompanying notes are an integral part of these consolidated financial statements.

FURMANITE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
Three Months Ended March 31, 2015 (Unaudited) and Year Ended December 31, 2014
(in thousands, except share data)

	Common Shares		Common	Additional Paid-In	Retained	Accumulated Other Comprehensive	Treasury	Total
	Issued	Treasury	Stock	Capital	Earnings	Loss	Stock
Balances at January 1, 2014	41,557,238	4,008,963	$4,811	$135,881	$26,429	$(15,612)	$(18,013)	$133,496
Net income	—	—	—	—	11,355	—	—	11,355
Stock-based compensation, stock option exercises and vesting of restricted stock	191,958	—	23	2,442	—	—	—	2,465
Excess tax benefits from stock-based compensation	—	—	—	989	—	—	—	989
Change in pension net actuarial loss, net of tax	—	—	—	—	—	(707)	—	(707)
Unrealized loss on interest rate swap, net of tax	—	—	—	—	—	(75)	—	(75)
Foreign currency translation adjustment	—	—	—	—	—	(5,059)	—	(5,059)
Balances at December 31, 2014	41,749,196	4,008,963	$4,834	$139,312	$37,784	$(21,453)	$(18,013)	$142,464
Net income	—	—	—	—	313	—	—	313
Stock-based compensation, stock option exercises and vesting of restricted stock	33,058	—	4	413	—	—	—	417
Change in pension net actuarial loss, net of tax	—	—	—	—	—	977	—	977
Unrealized loss on interest rate swap, net of tax	—	—	—	—	—	(424)	—	(424)
Foreign currency translation adjustment	—	—	—	—	—	(2,858)	—	(2,858)
Balances at March 31, 2015	41,782,254	4,008,963	$4,838	$139,725	$38,097	$(23,758)	$(18,013)	$140,889
The accompanying notes are an integral part of these consolidated financial statements.

FURMANITE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(Unaudited)

	Three Months Ended March 31,
	2015	2014
Operating activities:
Net income	$313	$1,016
Reconciliation of net income to net cash used in operating activities:
Loss from discontinued operations, net of income tax	265	380
Depreciation and amortization	2,755	2,651
Provision for doubtful accounts	119	(3)
Stock-based compensation expense	511	332
Deferred income taxes	(41)	52
Other, net	(257)	(547)
Changes in operating assets and liabilities:
Accounts receivable	(1,517)	(199)
Inventories	(1,695)	(4,108)
Prepaid expenses and other current assets	276	(132)
Accounts payable	636	2,871
Accrued expenses and other current liabilities	192	(2,579)
Income taxes payable	(70)	(23)
Other, net	24	60
Net cash provided by (used in) operating activities - continuing operations	1,511	(229)
Net cash used in operating activities - discontinued operations	(2,843)	(885)
Net cash used in operating activities	(1,332)	(1,114)
Investing activities:
Capital expenditures	(1,750)	(1,580)
Proceeds from sale of assets	3	—
Net cash used in investing activities - continuing operations	(1,747)	(1,580)
Net cash used in investing activities - discontinued operations	(14)	(99)
Net cash used in investing activities	(1,761)	(1,679)
Financing activities:
Proceeds from issuance of debt	35,600	—
Payments on debt	(35,452)	(909)
Debt issuance costs	(531)	—
Issuance of common stock	—	14
Other	(260)	(140)
Net cash used in financing activities	(643)	(1,035)
Effect of exchange rate changes on cash	(925)	395
Decrease in cash and cash equivalents	(4,661)	(3,433)
Cash and cash equivalents at beginning of period	33,753	33,240
Cash and cash equivalents at end of period	$29,092	$29,807
Supplemental cash flow information:
Cash paid for interest	$415	$331
Cash paid for income taxes, net of refunds received	$843	$800
The accompanying notes are an integral part of these consolidated financial statements.

FURMANITE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2015
(Unaudited)

1. General and Summary of Significant Accounting Policies

General
The consolidated interim financial statements include the accounts of Furmanite Corporation (the “Parent Company”) and its subsidiaries (collectively, the “Company” or “Furmanite”). All intercompany transactions and balances have been eliminated in consolidation. These unaudited consolidated interim financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information, and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all the information and footnote disclosures required by U.S. GAAP for complete financial statements. These financial statements should be read in conjunction with the consolidated financial statements included in the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission (“SEC”) on December 17, 2015, which provides certain information from the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 10, 2015, on a retrospectively reclassified basis. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) and accruals, necessary for a fair presentation of the financial statements, have been made. Interim results of operations are not necessarily indicative of results that may be expected for the full year.
Retrospective Reclassification of the Furmanite Technical Solutions Division to Discontinued Operations
In September 2015, a subsidiary of the Company sold the Furmanite Technical Solutions (“FTS”) division of the Company’s Engineering & Project Solutions operating segment. The consolidated financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on May 11, 2015 (the “March 2015 Form 10-Q”), reflected FTS in continuing operations in accordance with U.S. GAAP. As a result of the sale of FTS, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on November 6, 2015, the operating results, assets, liabilities and cash flows of FTS have been presented as discontinued operations in accordance with U.S. GAAP. The Company is filing these consolidated financial statements to apply this change in presentation retrospectively to the consolidated financial statements, including the accompanying notes, that were included in the March 2015 Form 10-Q.
Except for the retrospective reclassification of the consolidated financial statements described above, these consolidated financial statements, including the accompanying notes, do not include any updates or revisions to reflect any events or occurrences after the date of the filing of the March 2015 Form 10-Q. Therefore, these consolidated financial statements should be read in conjunction with the Company’s other filings made with the SEC subsequent to the filing of the March 2015 Form 10-Q, including quarterly reports on Form 10-Q for the quarterly periods ended June 30, 2015 and September 30, 2015. Further, these consolidated financial statements should be read in conjunction with the consolidated financial statements included in the Company’s Current Report on Form 8-K as filed with the SEC on December 17, 2015.
Revenue Recognition
Revenues are recorded in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 605, Revenue Recognition, when realized or realizable, and earned.

Revenues are recognized when persuasive evidence of an arrangement exists, services to customers have been rendered or products have been delivered, the selling price is fixed or determinable and collectability is reasonably assured. Revenues are recorded net of sales tax.

Substantially all projects are short term in nature and are generally billed on a time and materials basis when the work is completed. Revenue is typically recognized when services are rendered or when product is shipped to the job site and risk of ownership passes to the customer. Infrequently, the Company enters into contracts that are longer in duration that represent multiple element arrangements, which include a combination of services and products. For these contracts, revenues are allocated to the separate deliverables on the basis of stand-alone selling prices and recognized when the services have been rendered or the products delivered to the customer. The Company provides limited warranties to customers, depending upon the service performed. Warranty claim costs were not material during either of the three months ended March 31, 2015 or 2014.
Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the weighted average cost method. Inventory quantities on hand are reviewed regularly based on related service levels and functionality, and carrying cost is reduced to net realizable value for inventories in which their cost exceeds their utility, due to physical deterioration, obsolescence, changes in price levels or other causes. The cost of inventories consumed or products sold is included in operating costs.
Operating Costs
Operating costs include direct and indirect labor along with related fringe benefits, materials, freight, travel, engineering, vehicles and equipment rental, and are expensed when the associated revenue is recognized or as incurred. Direct costs related to projects for which the earnings process has not been completed and therefore not qualifying for revenue recognition are recorded as work-in-process inventory.
Selling, General and Administrative Expenses
Selling, general and administrative expenses include payroll and related fringe benefits, marketing, travel, rent, information technology, insurance and professional fees, and are expensed as incurred.
Income Taxes
The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes, which requires an asset and liability approach for the financial accounting and reporting of income taxes. Under this method, deferred income taxes are recognized for the expected future tax consequences of differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. These balances are measured using the enacted tax rates expected to apply in the year(s) in which these temporary differences are expected to reverse. The effect on deferred income taxes of a change in tax rates is recognized as an income tax expense or benefit in the period when the change is enacted.

Based on consideration of all available evidence regarding their utilization, net deferred tax assets are recorded to the extent that it is more likely than not that they will be realized. Where, based on the weight of all available evidence, it is more likely than not that some amount of a deferred tax asset will not be realized, a valuation allowance is established for that amount that, in management’s judgment, is sufficient to reduce the deferred tax asset to an amount that is more likely than not to be realized. In concluding whether a valuation allowance on domestic federal, state or foreign income taxes is required, the Company considers all relevant factors, including the history of operating income and losses, future taxable income and the nature of the deferred tax assets.

Income tax expense differs from the expected tax at statutory rates due primarily to changes in valuation allowances for certain deferred tax assets and different tax rates in the various foreign jurisdictions. Additionally, the aggregate tax expense is not always consistent when comparing periods due to the changing mix of income (loss) before income taxes within the countries in which the Company operates. Interim period income tax expense or benefit is computed at the estimated annual effective income tax rate, unless adjusted for specific discrete items as required.

The tax benefit from uncertain tax positions is recognized only if it is more likely than not that the tax position will be sustained on examination by the applicable taxing authorities, based on the technical merits of the position. The tax benefit recognized is based on the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority. Uncertain tax positions in certain foreign jurisdictions would not impact the effective foreign tax rate where unrecognized non-current tax benefits are offset by fully reserved net operating loss carryforwards. The Company recognizes interest expense on underpayments of income taxes and accrued penalties related to unrecognized non-current tax benefits as part of the income tax provision.
Recent Accounting Pronouncements
In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which provides for a single five-step model to be applied in determining the amount and timing of the recognition of revenue related to contracts with customers. The new guidance also requires additional financial statement disclosures that will enable users to understand the nature, amount, timing and uncertainty of revenue and cash flows relating to customer contracts. Companies have an option to use either a retrospective approach or cumulative effect adjustment approach to implement the guidance. The provisions of the new guidance are effective for annual reporting periods beginning after December 15, 2016, including interim periods within those reporting periods. However, in April 2015, the FASB tentatively decided to defer the effective date by one year to be effective for annual reporting periods beginning after December 15, 2017. The ASU does not provide an option for early adoption, but under the FASB’s tentative decision, entities would be permitted to early adopt the new guidance using the original effective date in ASU No. 2014-09. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.
In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which changes the guidance with respect to the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. Companies have an option of using either a full retrospective or modified retrospective adoption approach. The updated guidance is effective for annual reporting periods beginning after December 15, 2015, including interim periods within those annual periods. Early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The amendments in the ASU change the balance sheet presentation requirements for debt issuance costs by requiring them to be presented as a direct reduction to the carrying amount of the related debt liability. The amendments are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted. Transitioning to the new guidance requires retrospective application. The Company plans to make the required change to the presentation of its debt issuance costs in the first quarter of fiscal year 2016, but it does not believe such change will have a material impact to its consolidated financial statements.

2. Discontinued Operations

As discussed in Note 1, the Company has retrospectively reclassified its consolidated financial statements to report the operating results, assets, liabilities and cash flows of FTS as discontinued operations. In accordance with U.S. GAAP, discontinued operations do not include any allocation of general corporate overhead expense. Interest expense reported within discontinued operations was insignificant for all periods presented.

Loss from discontinued operations, net of income tax, included in the consolidated statements of income consists of the following (in thousands):

	Three Months Ended March 31,
	2015	2014
Revenues(a)	$27,309	$28,910
Operating costs (exclusive of depreciation and amortization)	(25,756)	(26,600)
Depreciation and amortization expense	(327)	(338)
Selling, general and administrative expense(b)	(1,575)	(2,529)
Other income (expense), net	—	(3)
Loss from discontinued operations, before income tax	(349)	(560)
Income tax benefit	84	180
Loss from discontinued operations, net of income tax	$(265)	$(380)
_________________________
(a)    Substantially all revenues of discontinued operations are U.S. based.
(b)    For the three months ended March 31, 2014, includes approximately $0.2 million of direct costs associated with the integration of the FTS division.

Assets and liabilities of discontinued operations included in the consolidated balance sheets consist of the following (in thousands):

	March 31, 2015	December 31, 2014
Assets of discontinued operations
Current assets:
Accounts receivable, trade	$19,945	$17,104
Inventories, net	640	687
Prepaid expenses and other current assets	4,683	4,872
Deferred tax assets, current	1,203	1,203
Total current assets of discontinued operations	26,471	23,866
Non-current assets:
Property and equipment, net	1,821	2,075
Goodwill	249	249
Intangible and other assets, net	940	999
Total non-current assets	3,010	3,323
Total assets of discontinued operations	$29,481	$27,189

Liabilities of discontinued operations
Current liabilities:
Accounts payable	412	454
Accrued expenses and other current liabilities	8,780	8,941
Total current liabilities	9,192	9,395
Non-current liabilities	6	19
Total liabilities of discontinued operations	$9,198	$9,414

3. Earnings Per Share
Basic earnings per share (“EPS”) are calculated as net income from continuing operations, loss from discontinued operations or net income, as applicable, divided by the weighted-average number of shares of common stock outstanding during the period, including restricted stock. Restricted shares of the Company’s common stock have full voting rights and participate equally with common stock in dividends declared, if any, and undistributed earnings. Any dividends paid on restricted shares are non-forfeitable in the event the award does not vest. As participating securities, the shares of restricted stock are included in the calculation of basic EPS using the two-class method. For the periods presented, the amount of earnings allocated to the participating securities was not material. Diluted earnings (loss) per share assumes issuance of the net incremental shares from stock options and restricted stock units when dilutive. The weighted-average common shares outstanding used to calculate diluted earnings per share reflect the dilutive effect of common stock equivalents including options to purchase shares of common stock and restricted stock units, using the treasury stock method.
Basic and diluted weighted-average common shares outstanding and earnings per share include the following (in thousands, except per share data):

	Three Months Ended March 31,
	2015	2014
Income from continuing operations	$578	$1,396

Basic weighted-average common shares outstanding	37,750	37,567
Dilutive effect of common stock equivalents	182	260
Diluted weighted-average common shares outstanding	37,932	37,827

Earnings per common share from continuing operations:
Basic	$0.02	$0.04
Dilutive	$0.02	$0.04
Stock options and restricted stock units excluded from diluted weighted-average common shares outstanding because their inclusion would have an anti-dilutive effect:	655	112

4. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	March 31, 2015	December 31, 2014
Compensation and benefits	$15,607	$15,171
Estimated potential uninsured liability claims	1,934	1,934
Value added tax payable	1,524	1,668
Taxes other than income	1,334	1,668
Professional, audit and legal fees	1,308	1,050
Customer deposits	655	651
Other employee related expenses	621	630
Interest	332	356
Leases	129	115
Other	1,324	1,425
Total accrued expenses and other current liabilities	$24,768	$24,668

5. Long-Term Debt

Long-term debt consists of the following (in thousands):

	March 31, 2015	December 31, 2014
Borrowings under the revolving credit facility (the “Credit Agreement”)	$59,891	$59,300
Capital leases	5	8
Notes payable	4,456	4,896
Other debt	91	91
Total long-term debt	64,443	64,295
Less: current portion of long-term debt	(4,552)	(2,442)
Total long-term debt, non-current	$59,891	$61,853

Credit Facilities

On March 13, 2015, certain foreign subsidiaries (the “foreign subsidiary designated borrowers”) of Furmanite Worldwide, Inc. (“FWI”), a wholly owned subsidiary of the Company, and FWI entered into a second amendment (the “Second Amendment”) to the credit agreement dated March 5, 2012 with a syndicate of banks (collectively, the “Lenders”) previously led by JP Morgan Chase Bank, N.A. as Administrative Agent (the “Credit Agreement”). Under the Second Amendment, Wells Fargo Bank, N.A. is the successor Administrative Agent, replacing JP Morgan Chase Bank, N.A. The Second Amendment includes several modifications, including increasing the revolving credit facility capacity to $150.0 million from $100.0 million, extending the maturity date to March 13, 2020 from February 28, 2017, reducing the ranges for the commitment fee and margin that is added to the applicable variable interest rate and the easing of certain covenants and restrictive terms. The Second Amendment also reflects changes in the composition of the Lenders and their respective commitment amounts. The portion of the amount available for swing line loans to FWI is $10.0 million. A portion of the amount available under the Credit Agreement (not in excess of $20.0 million) is available for the issuance of letters of credit. The loans outstanding to the foreign subsidiary designated borrowers under the Credit Agreement may not exceed $50.0 million in the aggregate.

At March 31, 2015 and December 31, 2014, $59.9 million and $59.3 million, respectively, was outstanding under the Credit Agreement. Borrowings under the Credit Agreement bear interest at variable rates (based on the prime rate, federal funds rate or Eurocurrency rate, at the option of the borrower, including a margin above such rates, and subject to an adjustment based on a calculated Funded Debt to Adjusted EBITDA ratio (the “Leverage Ratio” as defined in the Credit Agreement)), which was 1.4% at March 31, 2015. Adjusted EBITDA is net income (loss) plus interest, income taxes, depreciation and amortization, and other non-cash expenses minus income tax credits and non-cash items increasing net income (loss) as defined in the Credit Agreement. On March 16, 2015, the Company entered into a forward-dated interest rate swap to mitigate the risk of changes in the variable interest rate. The effect of the swap is to fix the interest rate at 1.99% plus the margin and Leverage Ratio adjustment, as described above, beginning March 13, 2016 through March 13, 2020 on $40.0 million of the outstanding amount under the Credit Agreement.

This interest rate swap replaces the previous swap, which was terminated in March 2015 in conjunction with the Second Amendment to the Credit Agreement. See Note 9 for further information regarding the interest rate swaps. The Credit Agreement contains a commitment fee, which ranges from 0.15% to 0.30% based on the Leverage Ratio (0.20% at March 31, 2015), and is based on the unused portion of the amount available under the Credit Agreement. All obligations under the Credit Agreement are guaranteed by FWI and certain of its subsidiaries under a guaranty and collateral agreement, and are secured by a first priority lien on FWI and certain of its subsidiaries’ assets (which approximated $206.5 million as of March 31, 2015). The Parent Company has granted a security interest in its stock of FWI as collateral security for the lenders under the Credit Agreement, but is not a party to the Credit Agreement.

The Credit Agreement includes financial covenants, which require that the Company maintain: (i) a Leverage Ratio of no more than 3.00 to 1.00 as of the last day of each fiscal quarter, measured on a trailing four-quarters basis, (ii) a Fixed Charge Coverage Ratio of at least 1.25 to 1.00, defined as Adjusted EBITDA minus capital expenditures minus cash taxes minus Restricted Payments made in cash (i.e., all dividends, distributions and other payments in respect of capital stock, sinking funds or similar deposits on account thereof or other returns of capital, redemption or repurchases of equity interests, and any payments to the Parent Company or its subsidiaries (other than FWI and its subsidiaries)) / interest expense plus scheduled payments of debt, and (iii) a minimum asset coverage of at least 1.50 to 1.00, defined as cash plus net accounts receivable plus net inventory plus net property, plant and equipment of FWI and its material subsidiaries that are subject to a first priority perfected lien in favor of the Administrative Agent and the Lenders / Funded Debt. FWI is also subject to certain other compliance provisions including, but not limited to, restrictions on indebtedness, guarantees, dividends and other contingent obligations and transactions, however certain restrictions are only applicable in instances where the Leverage Ratio is greater than or equal to 2.00 to 1.00. Events of default under the Credit Agreement include customary events, such as change of control, breach of covenants or breach of representations and warranties. At March 31, 2015, FWI was in compliance with all covenants under the Credit Agreement.

Considering the outstanding borrowings of $59.9 million, and $4.3 million related to outstanding letters of credit, the unused borrowing capacity under the Credit Agreement was $85.8 million at March 31, 2015.

Notes Payable and Other Debt

On August 30, 2013, in connection with the acquisition of the assets of ENGlobal’s Engineering & Construction segment, the Company issued a $3.0 million promissory note, which bears interest at 4.0% per annum and is due in four equal annual installments of $0.8 million beginning September 1, 2014, with the final payment due on September 1, 2017.

On February 28, 2013, in connection with an asset purchase, the Company issued a $0.9 million note payable, which was paid at maturity on March 1, 2014.

On January 1, 2013, in connection with an asset purchase from ENGlobal, the Company issued a $1.9 million promissory note, which bears interest at 5.0% per annum and is due in four equal annual installments of $0.5 million beginning January 1, 2014, with the final installment payment due on January 1, 2017.

In April 2015, the Company entered into an agreement, which modifies the payment schedule associated with certain promissory notes. See Note 14 for further information regarding the agreement.

6. Retirement Plans

Two of the Company’s foreign subsidiaries have defined benefit pension plans, one plan covering certain of its United Kingdom employees (the “U.K. Plan”) and the other covering certain of its Norwegian employees (the “Norwegian Plan”). As the Norwegian Plan represents approximately three percent of both the Company’s total pension plan liabilities and total pension plan assets, only the schedule of net periodic pension cost includes combined amounts from the two plans, while assumption and narrative information relates solely to the U.K. Plan.

Net periodic pension cost for the U.K. and Norwegian Plans includes the following components (in thousands):

	Three Months Ended March 31,
	2015	2014
Service cost	$81	$78
Interest cost	824	1,020
Expected return on plan assets	(909)	(1,098)
Amortization of net actuarial loss	128	125
Net periodic pension cost	$124	$125

The expected long-term rate of return on invested assets is determined based on the weighted average of expected returns on asset investment categories as follows: 5.0% overall, 6.4% for equities and 2.4% for bonds. The Company expects to contribute $1.7 million to the pension plan for 2015, of which $0.4 million has been contributed through March 31, 2015.

7. Stock-Based Compensation

The Company has equity compensation plans and agreements for officers, directors and key employees which allow for the issuance of stock options, restricted stock, restricted stock units and stock appreciation rights. For the three months ended March 31, 2015 and 2014, the total compensation cost charged against income and included in selling, general and administrative expenses for stock-based compensation arrangements was $0.5 million and $0.3 million, respectively.

During the first quarter of 2015, the Company did not grant any shares of restricted stock awards to its outside directors, but 30,000 shares of restricted stock awards granted previously to the outside directors vested. Additionally, the vesting of 32,918 restricted stock units previously granted to employees resulted in the issuance of 24,839 shares of common stock, net of 8,079 shares that were withheld for tax obligations of the grantees, as allowed under the plan.

During the first quarter of 2014, the Company granted an aggregate of 24,000 shares of restricted stock awards to its outside directors at a grant date fair value of $11.58 per share, while 20,000 shares of restricted stock awards granted previously to the outside directors vested. Additionally, the vesting of 44,364 restricted stock units previously granted to employees resulted in the issuance of 32,386 shares of common stock, net of 11,978 shares that were withheld for tax obligations of the grantees, as allowed under the plan.

The aggregate fair value of restricted stock and restricted stock units vested during the three months ended March 31, 2015 and 2014 was $0.4 million and $0.7 million, respectively.

The Company uses authorized but unissued shares of common stock for stock option exercises and restricted stock issuances pursuant to the Company’s share-based compensation plan and treasury stock for issuances outside of the plan. As of March 31, 2015, the total unrecognized compensation expense related to stock options and restricted stock/unit awards was $2.1 million and $2.3 million, respectively.

8. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss in the equity section of the consolidated balance sheets includes the following (in thousands):

	March 31, 2015	December 31, 2014
Defined benefit pension items	$(20,950)	$(22,180)
Less: deferred tax benefit	4,270	4,523
Net of tax	(16,680)	(17,657)
Interest rate swap	(611)	95
Less: deferred tax benefit (liability)	244	(38)
Net of tax	(367)	57
Foreign currency translation adjustment	(6,711)	(3,853)
Total accumulated other comprehensive loss	$(23,758)	$(21,453)

Changes in accumulated other comprehensive loss by component in the consolidated statements of comprehensive income (loss) include the following for the three months ended March 31, 2015 and 2014 (in thousands):

	Defined Benefit Pension Items	Interest Rate Swap	Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Loss
Three months ended March 31, 2015
Beginning balance, net	$(17,657)	$57	$(3,853)	$(21,453)
Other comprehensive income (loss) before reclassifications[1]	879	(444)	(2,858)	(2,423)
Amounts reclassified from accumulated other comprehensive loss[2] [3]	98	20	—	118
Net other comprehensive income (loss)	977	(424)	(2,858)	(2,305)
Ending balance, net	$(16,680)	$(367)	$(6,711)	$(23,758)

Three months ended March 31, 2014
Beginning balance, net	$(16,950)	$132	$1,206	$(15,612)
Other comprehensive income (loss) before reclassifications[1]	(114)	(21)	620	485
Amounts reclassified from accumulated other comprehensive loss[2] [3]	99	—	—	99
Net other comprehensive income (loss)	(15)	(21)	620	584
Ending balance, net	$(16,965)	$111	$1,826	$(15,028)
____________________________

1
Net of tax expense (benefit) for the defined benefit pension plans and interest rate swap of $0.2 million and ($0.3) million, respectively, for the three months ended March 31, 2015. Net of tax benefit for the defined benefit pension plans and interest rate swap, which was insignificant for the three months ended March 31, 2014.

2	Net of tax expense for the defined benefit pension plans and interest rate swap, which was insignificant for each for the three months ended March 31, 2015 and 2014.

3
Reclassification adjustments out of accumulated other comprehensive loss for amortization of actuarial losses and prior service credits are included in the computation of net periodic pension cost. See Note 6 for additional details. Reclassification adjustments out of accumulated other comprehensive loss for the interest rate swap are included in interest expense. See Note 9 for additional details.

9. Derivative Instruments and Hedging Activities

The Company manages economic risk, including interest rate, liquidity and credit risks primarily by managing the amount, sources and duration of its debt funding and, to a limited extent, the use of derivative instruments. The Company does not enter into derivative instruments for speculative purposes.

On March 16, 2015, the Company entered into a forward-dated interest rate swap to hedge interest rate risk with respect to $40.0 million of borrowings under its Credit Agreement, replacing the previous interest rate swap, which was terminated on March 13, 2015 in conjunction with the Second Amendment to its Credit Agreement and resulted in an insignificant gain. The Company’s objective in using interest rate derivatives is to manage exposure to interest rate movements and add stability to interest expense. Upon inception, the interest rate swaps were designated as cash flow hedges and involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreement without exchange of the underlying notional amount.

The following table summarizes the terms of the interest rate swap outstanding at March 31, 2015 (in thousands).

Type	Effective Date	Maturity Date	Fixed Rate	Floating Rate	Notional Amount
Interest rate swap	March 13, 2016	March 13, 2020	1.99%	1 Month LIBOR	$40,000

The table below presents the fair value of the Company’s derivative financial instruments as well as their classification on the consolidated balance sheets as of March 31, 2015 and December 31, 2014 (in thousands).

		Asset Derivative Instruments		Liability Derivative Instruments
		March 31, 2015		March 31, 2015
	Classification	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments
Interest rate swap	Current	Prepaid expenses and other current assets	$—	Accrued expenses and other current liabilities	$—
Interest rate swap	Non-current	Intangible and other assets, net	—	Other liabilities	611
Total			$—		$611

		Asset Derivative Instruments		Liability Derivative Instruments
		December 31, 2014		December 31, 2014
	Classification	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments
Interest rate swap	Current	Prepaid expenses and other current assets	$—	Accrued expenses and other current liabilities	$—
Interest rate swap	Non-current	Intangible and other assets, net	95	Other liabilities	—
Total			$95		$—

See Note 13 for additional information on the fair value of the Company’s interest rate swaps.

The Company has concluded that the hedging relationship for the interest rate swap is highly effective. The effective portion of changes in the fair value of derivatives designated and qualifying as cash flow hedges is recorded in other comprehensive income (loss) and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivative is recognized directly in earnings and included in interest income and other income (expense) on the consolidated statements of income.

Amounts reported in other comprehensive income (loss) related to derivatives are reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. At March 31, 2015, the Company estimates that no amounts will be reclassified from accumulated other comprehensive loss to interest expense over the next twelve months.

The table below presents the effect of the Company’s derivative financial instruments on the consolidated statements of comprehensive income (loss) (in thousands).

	Three Months Ended March 31,
	2015	2014
Amount of income (loss) recognized in other comprehensive income (loss) for the interest rate swap, net of tax (effective portion)	$(444)	$(21)
Amount of loss reclassified from accumulated other comprehensive loss into interest expense for the interest rate swap, net of tax (effective portion)	(20)	—
Amount of loss reclassified from accumulated other comprehensive loss into interest income and other income (expense) for the interest rate swap, net of tax (ineffective portion)	—	—

Derivative financial agreements expose the Company to credit risk in the event of non-performance by the counterparties under the terms of the interest rate hedge agreements. The Company believes it minimizes the credit risk by transacting with major credit-worthy financial institutions.

10. Income Taxes

For the three months ended March 31, 2015 and 2014, the Company recorded income tax expense of $0.9 million and $1.1 million, respectively, in continuing operations. For these periods, income tax expense reflects the Company’s estimated annual effective income tax rate considering the statutory rates in the countries in which the Company operates, adjusted for excludable items, and the effects of valuation allowance changes for certain foreign entities.

Income tax expense as a percentage of income from continuing operations before income taxes was 62.1% and 43.3% for the three months ended March 31, 2015 and 2014, respectively. The difference in income tax rates between periods is primarily attributable to changes in the mix of income (loss) from continuing operations before income taxes between countries whose income taxes are offset by a full valuation allowance and those that are not, and differing statutory tax rates in the countries in which the Company incurs tax liabilities. During the three months ended March 31, 2015, due to the impacts of foreign currency exchange rate changes, the Company had lower consolidated pre-tax income, and higher pre-tax losses in countries whose income taxes are offset by a full valuation allowance, compared to the same period in 2014, which unfavorably impacted the effective tax rate.

Unrecognized Tax Benefits

A reconciliation of the change in the unrecognized tax benefits for the three months ended March 31, 2015 is as follows (in thousands):

Balance at December 31, 2014	$779
Additions based on tax positions of current year	38
Balance at March 31, 2015	$817

Unrecognized tax benefits at both March 31, 2015 and December 31, 2014 of $0.8 million, for uncertain tax positions, primarily related to transfer pricing, are included in other liabilities on the consolidated balance sheets and would impact the effective tax rate for certain foreign jurisdictions if recognized.

The Company incurred no significant interest or penalties for the three months ended March 31, 2015 or 2014 related to underpayments of income taxes or uncertain tax positions.

11. Commitments and Contingencies

The operations of the Company are subject to federal, state and local laws and regulations in the U.S. and various foreign jurisdictions relating to protection of the environment. Although the Company believes its operations are currently in compliance with applicable environmental regulations, there can be no assurance that costs and liabilities will not be incurred by the Company. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from operations of the Company, could result in costs and liabilities to the Company. The Company has recorded, in other liabilities, an undiscounted accrual for environmental liabilities related to the remediation of site contamination for properties in the U.S. in the amount of $0.8 million as of both March 31, 2015 and December 31, 2014. While there is a reasonable possibility due to the inherent nature of environmental liabilities that a loss exceeding amounts already recognized could occur, the Company does not believe such amounts would be material to its financial statements.

Furmanite America, Inc., a subsidiary of the Company, is involved in disputes with a customer, INEOS USA LLC, which claims that the subsidiary failed to provide it with satisfactory services at the customer’s facilities. On April 17, 2009, the customer initiated legal action against the subsidiary in the Common Pleas Court of Allen County, Ohio (the “Court”), alleging that the subsidiary and one of its former employees, who performed data services at one of the customer’s facilities, breached its contract with the customer and failed to provide the customer with adequate and timely information to support the subsidiary’s work at the customer’s facility. In March 2014, the customer’s claims against the former employee were dismissed and the Court granted partial summary judgment in favor of Furmanite America, Inc. That decision is currently under appellate review. The customer’s complaint seeks damages in an amount that the subsidiary believes represents the total proposed civil penalty, plus the cost of unspecified supplemental environmental projects requested by the regulatory agency to reduce air emissions at the customer’s facility, and also seeks unspecified punitive damages.

On February 27, 2015, the Norfolk County Retirement System (the “Complainant”) filed a derivative shareholder petition in the Court of Chancery of the State of Delaware, on its behalf and purportedly on behalf of all other similarly situated public stockholders of the Company against certain of the Company’s directors (collectively “the defendants”) and naming the Company as a nominal party. The Complainant was seeking relief by requesting the court to declare a specific provision of the Company’s shareholders rights plan (the “Rights Plan”) invalid, unenforceable and severable. Further, the Complainant was seeking certain other relief relative to its allegations that the defendants breached their fiduciary responsibilities by (i) not redeeming or repealing the Rights Plan, or amending the Rights Plan to eliminate the challenged provision; and/or (ii) failing to promptly “approve” for purposes of the Rights Plan four dissident nominees for election to the Company’s Board of Directors (the “Board”) nominated by a stockholder of the Company. The Company believed the claim to be without merit with the intention to vigorously defend the matter. On March 4, 2015, the Company’s Board took action to accelerate the final termination date of the rights under the Rights Plan to the close of business on March 6, 2015, effectively terminating the Rights Plan as of such time. On March 10, 2015, the Complainant notified the court that it anticipates it will dismiss the action without prejudice.

While the Company cannot make an assessment of the eventual outcome of all matters or determine the extent, if any, of any potential uninsured liability or damage, accruals of $1.9 million, which include the Furmanite America litigation, were recorded in accrued expenses and other current liabilities as of both March 31, 2015 and December 31, 2014. While there is a reasonable possibility that a loss exceeding amounts already recognized could occur, the Company does not believe such amounts would be material to its financial statements.

The Company has other contingent liabilities resulting from litigation, claims and commitments incident to the ordinary course of business. Management believes, after consulting with counsel, that the ultimate resolution of such contingencies will not have a material adverse effect on the financial position, results of operations or liquidity of the Company.

12. Business Segment Data and Geographical Information

An operating segment is defined as a component of an enterprise about which separate financial information is available that is evaluated regularly by the chief decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company operates in two segments that are based on its service and product offerings: 1) Technical Services and 2) Engineering & Project Solutions.

Included in its Technical Services segment are the specialized technical services the Company provides to a global customer base that includes petroleum refineries, chemical plants, pipelines, offshore drilling and production platforms, steel mills, food and beverage processing facilities, power generation and other flow-process industries. The Engineering and Project Solutions segment provides process management inspection services to contractors and operators participating primarily in the midstream oil and gas market, substantially all of which are in the Americas. A wide range of inspection services are offered, including, mechanical integrity, quality assurance and regulatory compliance services for pipelines and other capital, turnaround, maintenance and mechanical integrity projects. Previously, the Engineering & Project Solutions segment also included the operations of the FTS division, which provided professional engineering, construction management and plant asset management services. As discussed in Note 1, due to the sale of FTS in September 2015, the Company has retrospectively reclassified the operating results of FTS to discontinued operations. Accordingly, FTS is excluded from the presentation of segment information below.
The Company evaluates performance based on the operating income (loss) from each segment, which excludes interest income and other income (expense), interest expense and income tax expense (benefit), which are not allocated to the segments. The accounting policies of the reportable segments are the same as those described in Note 1.

The following is a summary of the financial information of the Company’s reportable segments as of and for the three months ended March 31, 2015 and 2014 reconciled to the amounts reported in the consolidated financial statements (in thousands):

	Technical Services	Engineering & Project Solutions	Corporate	Reconciling Items[3]	Total
Three Months Ended March 31, 2015
Revenues from external customers[1]	$85,964	$9,065	$—	$—	$95,029
Intersegment revenues	—	—	—	—	—
Operating income (loss)[2]	$8,730	$353	$(6,404)	$—	$2,679

Three Months Ended March 31, 2014
Revenues from external customers[1]	$87,750	$8,281	$—	$—	$96,031
Intersegment revenues	—	—	—	—	—
Operating income (loss)[2]	$7,665	$(200)	$(4,390)	$—	$3,075
____________________________

1
Included in the Technical Services and Engineering & Project Solutions segments are total United States revenues of $62.5 million and $59.8 million for the three months ended March 31, 2015 and 2014, respectively. Total foreign revenues for the three months ended March 31, 2015 and 2014 totaled $32.5 million and $36.3 million, respectively. Included in the Technical Services segment above are United Kingdom revenues of $14.2 million and $17.7 million for the three months ended March 31, 2015 and 2014, respectively. Revenues attributable to individual countries are based on the country of domicile of the legal entity that performs the work.

2
Corporate represents certain corporate overhead costs, including executive management, strategic planning, treasury, legal, human resources, information technology, accounting and risk management, which are not allocated to reportable segments. For the three months ended March 31, 2015, Corporate includes approximately $0.5 million of incremental, non-routine professional fees.

3	Reconciling items, if any, represents eliminations or reversals of transactions between reportable segments.

The following geographical area information includes total long-lived assets (which consist of all non-current assets, other than goodwill, indefinite-lived intangible assets and deferred tax assets) based on physical location (in thousands):

	March 31, 2015	December 31, 2014
Total long-lived assets
United States	$45,874	$46,958
United Kingdom	4,688	5,005
All other	6,851	7,376
Total long-lived assets	$57,413	$59,339

13. Fair Value of Financial Instruments and Credit Risk

Fair value is defined under FASB ASC 820, Fair Value Measurement (“ASC 820”), as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of the observable inputs and minimize the use of unobservable inputs. The standard established a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable.

•
Level 1 — Quoted prices in active markets for identical assets or liabilities. These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets.

•
Level 2 — Quoted prices for similar assets and liabilities in active markets; quoted prices included for identical or similar assets and liabilities that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. These are typically obtained from readily-available pricing sources for comparable instruments.

•
Level 3 — Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, based on the best information available in the circumstances.

The following table presents the Company’s fair value hierarchy for its financial instruments that required disclosure of their fair values on a recurring basis as of March 31, 2015 and December 31, 2014 (in thousands):

	Fair Value	Level 1	Level 2	Level 3
March 31, 2015
Interest rate swap asset	$—	$—	$—	$—
Interest rate swap liability	$611	$—	$611	$—

December 31, 2014
Interest rate swap asset	$95	$—	$95	$—
Interest rate swap liability	$—	$—	$—	$—

The estimated fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying amounts due to the relatively short period to maturity of these instruments. The interest rate swap asset is recorded at fair value on a recurring basis based on models using inputs, such as interest rate yield curves, LIBOR swap curves and OIS curves, observable for substantially the full term of the contract. See Note 9 for additional information on the Company’s interest rate swap. The estimated fair value of all debt as of March 31, 2015 and December 31, 2014 approximated the carrying value. These fair values, which are Level 3 measurements, were estimated based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements, when quoted market prices were not available. The estimated fair values of the Company’s financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.

There were no transfers between levels of the fair value hierarchy during the three months ended March 31, 2015 or 2014.

The Company provides services to a domestic and international client base that includes petroleum refineries, chemical plants, offshore energy production platforms, steel mills, nuclear and conventional power stations, pulp and paper mills, food and beverage processing plants, other flow process facilities. The Company does not believe that it has a significant concentration of credit risk at March 31, 2015, as the Company’s accounts receivable are generated from these business industries with customers located throughout the Americas, EMEA and Asia-Pacific.

14. Subsequent Events

On April 21, 2015, Furmanite America, Inc., a wholly owned subsidiary of the Company, entered into a settlement agreement with ENGlobal Corporation (“ENGlobal”) (the “Agreement”) to resolve the determination of the final working capital adjustment associated with the Company’s August 2013 acquisition from ENGlobal. Additionally, the Agreement resolves certain other claims and disputes of the parties associated with this acquisition as well as a smaller acquisition the Company completed in January 2013. Under the terms of the Agreement, the Company made cash payments to ENGlobal of $3.6 million in April 2015, reflecting the advance payoff of the $4.4 million remaining principal amount on two acquisition-related notes payable, partially offset by $0.8 million of net credits related to accrued interest and the final settlement of reimbursable items and working capital balances.The Company realized a gain of $0.1 million in connection with the Agreement.

FURMANITE CORPORATION AND SUBSIDIARIES

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the unaudited consolidated financial statements and notes thereto of Furmanite Corporation included in Item 1 of this Exhibit 99.1.

Business Overview

Furmanite Corporation (the “Parent Company”), incorporated in 1953, together with its subsidiaries (collectively the “Company” or “Furmanite”) operates in two segments that are based on its service and product offerings: 1) Technical Services and 2) Engineering & Project Solutions. The Parent Company’s common stock, no par value, trades under the ticker symbol “FRM” on the New York Stock Exchange.

Technical Services provides specialized technical services, which include on-line, off-line and other services. Within these technical services, on-line services include leak sealing, hot tapping, line stopping, line isolation, composite repair, valve testing and certain non-destructive testing and inspection services, while off-line services include on-site machining, heat treatment, bolting, valve repair and other non-destructive testing and inspection services. Other services include SmartShimTM services, concrete repair, engineering services, valves and other products and manufacturing. These services and products are provided primarily to electric power generating plants, the petroleum industry, which include refineries and offshore drilling rigs (including subsea), chemical plants and other process industries in the Americas (which includes operations in North America, South America and Latin America), EMEA (which includes operations in Europe, the Middle East and Africa) and Asia-Pacific through a wholly owned subsidiary of the Parent Company, Furmanite Worldwide, Inc. (“FWI”), and its domestic and international subsidiaries and affiliates.

Engineering & Project Solutions provides process management inspection services to contractors and operators participating primarily in the midstream oil and gas market, substantially all of which are in the Americas. A wide range of inspection services are offered, including mechanical integrity, quality assurance and regulatory compliance services for pipelines and other capital, turnaround, maintenance and mechanical integrity projects. The Engineering & Project Solutions operating segment previously included the Company’s Furmanite Technical Solutions division (“FTS”), which has been retrospectively reclassified to discontinued operations.

Financial Overview

Consolidated revenues decreased $1.0 million, or 1.0%, to $95.0 million for the three months ended March 31, 2015, compared to the prior year period. The decrease in consolidated revenues is attributable to a $4.3 million unfavorable foreign exchange rate change, primarily associated with changes in the exchange rates for the British Pound, the Australian dollar, the Euro and the Norwegian krone relative to the U.S. dollar in the EMEA and Asia-Pacific regions. Excluding the foreign currency impact higher revenues in the Asia-Pacific and the Americas regions of the Technical Services segment in the current-year quarter, as well as higher revenues in the Engineering & Project Solutions segment, were partially offset by lower revenues in the EMEA region of the Technical Services segment, where certain large, high-margin projects completed during the prior-year period did not recur in the current year. Operating results for the three months ended March 31, 2015 were unfavorably impacted by foreign exchange rate changes as well as lower activity within the EMEA region and increased Corporate-related professional fees associated with the Company’s 2015 Annual Meeting of Stockholders. These factors were partially offset by improved performance in the Asia-Pacific and Americas regions. The net effect of these factors resulted in operating income of $2.7 million for the three months ended March 31, 2015 compared to operating income of $3.1 million for the three months ended March 31, 2014.

The Company’s income from continuing operations for the three months ended March 31, 2015 was $0.6 million, compared to $1.4 million for the three months ended March 31, 2014. In addition to the above factors, income from continuing operations for the three months ended March 31, 2015 was further impacted by higher foreign currency exchange rate losses as well as higher interest expense, which was attributable to the write off of debt issuance costs in conjunction with an amendment to the Company’s credit facility during the three months ended March 31, 2015. Additionally, results were unfavorably impacted by a higher effective tax rate due to changes in the mix of income (loss) from continuing operations before income taxes between countries whose income taxes are offset by a full valuation allowance and those that are not. The Company’s diluted earnings per share from continuing operations were $0.02 and $0.04 for the three months ended March 31, 2015 and 2014, respectively.

Loss from discontinued operations, net of income tax was $(0.3) million and $(0.4) million for the three months ended March 31, 2015 and 2014, respectively. The Company’s diluted loss per share from discontinued operations was $(0.01) for both the three months ended March 31, 2015 and 2014.

The combined effect of income from continuing operations and the loss from discontinued operations resulted in net income of $0.3 million, or $0.01 per diluted share, for the three months ended March 31, 2015, compared to $1.0 million, or $0.03 per diluted share for the three months ended March 31, 2014.

Results of Operations

	Three Months Ended March 31,
	2015	2014
	(in thousands, except per share data)
Revenues	$95,029	$96,031
Costs and expenses:
Operating costs (exclusive of depreciation and amortization)	68,114	68,102
Depreciation and amortization expense	2,755	2,651
Selling, general and administrative expense	21,481	22,203
Total costs and expenses	92,350	92,956
Operating income	2,679	3,075
Interest income and other income (expense), net	(523)	(165)
Interest expense	(632)	(446)
Income from continuing operations before income taxes	1,524	2,464
Income tax expense	(946)	(1,068)
Income from continuing operations	578	1,396
Loss from discontinued operations	(265)	$(380)
Net income	$313	$1,016

Basic earnings (loss) per share:
Continuing operations	$0.02	$0.04
Discontinued operations	(0.01)	(0.01)
Net income	$0.01	$0.03
Diluted earnings (loss) per share:
Continuing operations	$0.02	$0.04
Discontinued operations	(0.01)	(0.01)
Net income	$0.01	$0.03

Additional Revenue Information:
	Three Months Ended March 31,
	2015	2014
	(in thousands)
Technical Services:
On-line services	$34,955	$34,377
Off-line services	37,964	43,529
Other services	13,045	9,844
Total Technical Services	85,964	87,750
Engineering & Project Solutions	9,065	8,281
Total revenues	$95,029	$96,031

Additional Operating Income Information:
	Three Months Ended March 31,
	2015	2014
	(in thousands)
Technical Services:
Americas	$6,415	$3,877
EMEA	1,236	3,437
Asia-Pacific	1,079	351
Total Technical Services	8,730	7,665
Engineering & Project Solutions	353	(200)
Corporate[1]	(6,404)	(4,390)
Total operating income	$2,679	$3,075

____________________________

1	Includes approximately $0.5 million of incremental professional fees associated with the Company’s 2015 Annual Meeting of Stockholders for the three months ended March 31, 2015.

Business Segment and Geographical Information1

	Three Months Ended March 31,
	2015	2014
	(in thousands)
Revenues:
Technical Services
Americas	$54,742	$52,846
EMEA	21,573	27,224
Asia-Pacific	9,649	7,680
Total Technical Services	85,964	87,750
Engineering & Project Solutions[2]	9,065	8,281
Total revenues	95,029	96,031
Costs and expenses:
Operating costs (exclusive of depreciation and amortization)
Technical Services
Americas	37,271	35,886
EMEA	15,823	18,660
Asia-Pacific	6,751	5,553
Total Technical Services	59,845	60,099
Technical Services operating costs as percentage of its revenue	69.6%	68.5%
Engineering & Project Solutions[2]	8,269	8,003
Engineering & Project Solutions operating costs as percentage of its revenue	91.2%	96.6%
Total operating costs (exclusive of depreciation and amortization)	68,114	68,102
Operating costs as a percentage of revenue	71.7%	70.9%
Depreciation and amortization expense
Technical Services
Americas	1,879	1,672
EMEA	301	441
Asia-Pacific	272	270
Total Technical Services	2,452	2,383
Engineering & Project Solutions[2]	152	151
Corporate	151	117
Total depreciation and amortization expense	2,755	2,651
Depreciation and amortization expense as a percentage of revenue	2.9%	2.8%
Selling, general and administrative expense
Technical Services
Americas	9,177	11,411
EMEA	4,213	4,686
Asia-Pacific	1,547	1,506
Total Technical Services	14,937	17,603
Engineering & Project Solutions[2]	291	327
Corporate[3]	6,253	4,273
Total selling general and administrative expense	21,481	22,203
Selling, general and administrative expense as a percentage of revenue	22.6%	23.1%
Total costs and expenses	$92,350	$92,956
____________________________

1	Excludes discontinued operations.

2	Substantially all of the operations of the Engineering & Project Solutions segment are conducted in the Americas.

3	Includes approximately $0.5 million of incremental professional fees associated with the Company’s 2015 Annual Meeting of Stockholders for the three months ended March 31, 2015.

Geographical areas, based on physical location, are the Americas, EMEA and Asia-Pacific. The following discussion and analysis, as it relates to segment and geographic information, excludes intercompany transactions and allocation of headquarter costs.

Revenues

For the three months ended March 31, 2015, consolidated revenues decreased by $1.0 million, or 1.0%, to $95.0 million, compared to $96.0 million for the three months ended March 31, 2014. The decrease in revenues resulted from lower revenues in the Technical Services segment, which decreased $1.8 million during the three months ended March 31, 2015, partially offset by higher Engineering & Project Solutions revenues, which increased $0.8 million compared to the same period in 2014. Within Technical Services, changes related to foreign currency exchange rates unfavorably impacted revenues by $4.3 million, of which $2.8 million, $1.3 million and $0.2 million was related to unfavorable impacts in EMEA, Asia-Pacific and the Americas, respectively. Excluding the foreign currency exchange rate impact, revenues within Technical Services increased by $2.5 million, or 2.8%, for the three months ended March 31, 2015 compared to the same period in 2014. This $2.5 million increase in revenues consisted of increases of $3.3 million and $2.0 million in Asia-Pacific and the Americas, respectively, but was partially offset by a decrease of $2.8 million in EMEA. The higher revenues in Asia-Pacific were primarily attributable to volume increases within off-line services, which increased approximately 87% compared to the same period in 2014 and were primarily related to certain large projects that were completed during the three months ended March 31, 2015. Approximately 83% of the increase in off-line services was attributable to higher bolting and on-site machining service revenues. The increases in off-line services in Asia-Pacific were partially offset by lower revenues within on-line services, which primarily consisted of volume decreases in hot tapping and leak sealing services. The increase in Technical Service revenues in the Americas was a result of volume increases in on-line services, which increased approximately 31%, as well as higher revenues from other products and manufacturing, compared to the same period in 2014. The increase in on-line services primarily reflects increases in non-destructive testing and inspection services as well as higher line stopping service revenues, partially offset by decreases in leak sealing revenues. The increase in on-line services was partially offset by moderate volume decreases in off-line services, with approximately 70% of the decrease attributable to decreases in valve repair service revenues. In EMEA, the decrease in Technical Services revenues was attributable to decreases within both on-line and off-line services, partially offset by increased revenues from other products and manufacturing. The decrease in revenues reflects several large projects that were completed in the three months ended March 31, 2014, which did not recur during the three months ended March 31, 2015. Within on-line services, the decreased revenues were primarily attributable to volume decreases in leak sealing and composite repair services, partially offset by increases in line stopping services. The decrease in off-line services was largely due to lower valve repair service revenues.

Revenues from the Engineering & Project Solutions segment, substantially all of which relate to the Americas, were $9.1 million during the three months ended March 31, 2015, compared to $8.3 million for the same period in 2014. The increase in revenues is attributable to volume increases in process management inspection services.

Operating Costs (exclusive of depreciation and amortization)

For the three months ended March 31, 2015, operating costs were comparable to the same period in 2014. Within Technical Services, changes related to foreign currency exchange rates favorably impacted costs by $3.2 million, of which $2.1 million, $0.9 million and $0.2 million were related to favorable impacts from EMEA, Asia-Pacific and the Americas, respectively. Excluding the foreign currency exchange rate impact, operating costs within Technical Services increased $2.9 million, or 4.7%, for the three months ended March 31, 2015, compared to the same period in 2014. This change consisted of increases of $2.1 million and $1.5 million in the Asia-Pacific and Americas regions, respectively, partially offset by decreases of $0.7 million in EMEA. Essentially all of the increase in operating costs in Asia-Pacific was attributable to higher labor costs, consistent with the higher revenues.The increase in operating costs in the Americas was primarily related to higher labor and material costs, consistent with the higher revenues, partially offset by lower equipment rental costs. The decrease in operating costs in EMEA was primarily related to lower labor and equipment rental costs, associated with the lower revenues. The increases in operating costs for Engineering & Project Solutions, for the three months ended March 31, 2015 was primarily associated with higher labor costs.

Overall operating costs as a percentage of revenue increased to 71.7% from 70.9% for the three months ended March 31, 2015 and 2014, respectively. For the Technical Services segment, operating costs as a percentage of revenue increased to 69.6% from 68.5% for the three months ended March 31, 2015 and 2014. The percentage of operating costs to revenue for the three months ended March 31, 2015 was higher for this segment compared to the same period in 2014 due to the lower revenues and lower margins in EMEA, which were impacted by the year-over-year effect of certain large, higher margin projects during the three months ended March 31, 2014 that did not recur in current-year period. This impact was partially offset by higher revenues driving improved utilization of labor in both Asia-Pacific and the Americas. For the Engineering & Project Solutions segment, operating costs as a percentage of revenues were 91.2% for the three months ended March 31, 2015 compared to 96.6% in the same period in 2014. The decrease was primarily attributable to the higher revenues, driving improved labor utilization. In comparison to the Company’s Technical Services segment, the Engineering & Project Solutions segment results in higher operating costs as a percentage of revenues due to the types of services provided in each segment and the typical gross margins associated with those services.

Depreciation and Amortization

For the three months ended March 31, 2015, depreciation and amortization expense increased $0.1 million when compared to the same period in 2014, primarily as a result of an increase in the average balance of depreciable property and equipment associated with capital expenditures of approximately $8.0 million placed in service over the twelve-month period ended March 31, 2015, partially offset by favorable impacts of foreign currency exchange rates. Changes related to foreign currency exchange rates favorably impacted depreciation and amortization expense by $0.1 million for the three months ended March 31, 2015.

Selling, General and Administrative
For the three months ended March 31, 2015, selling, general and administrative expenses decreased $0.7 million, or 3.3%, to $21.5 million, compared to $22.2 million for the three months ended March 31, 2014. This decrease consisted of $2.7 million related to the Technical Services segment, partially offset by increases of $2.0 million associated with corporate-related (“Corporate”) expenses, which are not allocated to the segments. Within Technical Services, changes related to foreign currency exchange rates favorably impacted costs by $0.8 million, of which $0.6 million and $0.2 million were related to favorable impacts in EMEA and Asia-Pacific, respectively. Excluding the foreign currency exchange rate impact, the decrease in selling, general and administrative costs within Technical Services consisted of decreases of $2.2 million in the Americas partially offset by increases of $0.2 million and $0.1 million in Asia-Pacific and EMEA, respectively. Of the decrease in selling, general and administrative expense in the Americas, approximately 77% was related to personnel and related costs, when compared to the same period in 2014, and was associated with the movement of certain personnel to Corporate, partially offset by higher insurance costs. The increases in selling, general and administrative expense in Asia-Pacific were primarily associated with slightly higher personnel and related costs as well as higher travel expenses. Selling, general and administrative expenses related to Corporate increased by $2.0 million during the three months ended March 31, 2015 compared with the same period in 2014 and was primarily attributable to higher personnel and related costs, reflecting the movement of certain personnel to Corporate and approximately $0.5 million of incremental professional fees incurred related to the Company’s 2015 Annual Meeting of Stockholders. For the Engineering & Project Solutions segment, selling, general and administrative expenses for the three months ended March 31, 2015 were comparable to the same period in 2014.
Selling, general and administrative costs as a percentage of revenues decreased to 22.6% for three months ended March 31, 2015, compared to 23.1% for the three months ended March 31, 2014 principally as a result of certain cost reductions in the Technical Solutions segment, partially offset by the impact of the incremental professional fees incurred relative to the Company’s 2015 Annual Meeting of Stockholders and lower revenues during the three months ended March 31, 2015.

Other Income

Interest Income and Other Income (Expense), Net

For the three months ended March 31, 2015, interest income and other income (expense) changed unfavorably by $0.4 million, when compared to the same periods in 2014 and was primarily related to increased foreign currency exchange losses incurred during the three months ended March 31, 2015, primarily as a result of an overall weakening of foreign currencies relative to the U.S. dollar.

Interest Expense

For the three months ended March 31, 2015, consolidated interest expense increased by $0.2 million compared to the same period in 2014 primarily due to the write off of debt issuance costs in conjunction with an amendment to the Company’s credit facility during the three months ended March 31, 2015.

Income Taxes

For the three months ended March 31, 2015 and 2014, the Company recorded income tax expense of $0.9 million and $1.1 million, respectively, in continuing operations. For these periods, the income tax expense reflects the Company’s estimated annual effective income tax rate considering the statutory rates in the countries in which the Company operates, adjusted for excludable items, and the effects of valuation allowance changes for certain foreign entities.

Income tax expense as a percentage of income from continuing operations before income taxes was 62.1% and 43.3% for the three months ended March 31, 2015 and 2014, respectively. The difference in income tax rates between periods is primarily attributable to changes in the mix of income (loss) from continuing operations before income taxes between countries whose income taxes are offset by a full valuation allowance and those that are not, and differing statutory tax rates in the countries in which the Company incurs tax liabilities. During the three months ended March 31, 2015, due to the impacts of foreign currency exchange rate changes, the Company had lower consolidated pre-tax income, and higher pre-tax losses in countries whose income taxes are offset by a full valuation allowance, compared to the same period in 2014, which unfavorably impacted the effective tax rate.

Discontinued Operations

The loss from discontinued operations, net of income tax, was $0.3 million for the three months ended March 31, 2015 compared to $0.4 million for the three months ended March 31, 2014. The decreased loss from discontinued operations is primarily due to the lower pre-tax loss, which reflects the year-over-year effect of $0.2 million in integration costs incurred during the three months ended March 31, 2014, which did not recur in the three months ended March 31, 2015. The income tax benefit attributable to discontinued operations decreased to $0.1 million for the three months ended March 31, 2015, from $0.2 million for the same period in 2014, primarily due to the lower pre-tax loss from discontinued operations.

Liquidity and Capital Resources

The Company’s liquidity and capital resources requirements include the funding of working capital needs and capital investments, as well as the financing of internal growth.

Net cash provided by operating activities of continuing operations for the three months ended March 31, 2015 was $1.5 million, while net cash used in operating activities of continuing operations was $0.2 million for the three months ended March 31, 2014. The increase in net cash provided by operating activities of continuing operations resulted primarily from higher non-cash items in the current year and the changes in working capital requirements, primarily associated with inventories, prepaid expenses and other current assets and accrued expenses and other current liabilities, partially offset by lower income from continuing operations. Changes in working capital requirements decreased cash flows by approximately $2.2 million for the three months ended March 31, 2015 compared with $4.1 million for the three months ended March 31, 2014. For discontinued operations, net cash used in operating activities increased to $2.8 million for the three months ended March 31, 2015 from $0.9 million for the three months ended March 31, 2014 due to changes in working capital requirements, primarily associated with accounts receivable, prepaid expenses and other current assets and accrued expenses and other current liabilities.

Net cash used in investing activities of continuing operations increased slightly to $1.7 million for the three months ended March 31, 2015 from $1.6 million for the three months ended March 31, 2014 due to an increase in capital expenditures during the three months ended March 31, 2015 and was due primarily to the timing of expenditure payments. For discontinued operations, net cash used in investing activities decreased to $14 thousand for the three months ended March 31, 2015 from $0.1 million for the same period in 2014, primarily due to a decrease in capital expenditures for the three months ended March 31, 2015.

Consolidated capital expenditures for the calendar year 2015 have been budgeted at approximately $20.0 million. Such expenditures, however, will depend on many factors beyond the Company’s control, including, without limitation, demand for services as well as domestic and foreign government regulations. No assurance can be given that required capital expenditures will not exceed or be less than anticipated amounts during 2015 or thereafter. Capital expenditures for the remainder of the year are expected to be funded from existing cash and anticipated cash flows from operations.

Net cash used in financing activities decreased to $0.6 million for the three months ended March 31, 2015 from $1.0 million for the three months ended March 31, 2014. The decrease is attributable to lower principal payments on acquisition-related notes payable, based on the payment terms of the notes. Financing activities during the three months ended March 31, 2015 included $0.4 million of principal payments on acquisition-related notes payable, compared with $0.9 million in the same period in 2014.

The worldwide economy, including markets in which the Company operates, continues to be impacted by uncertainty and relatively slow growth. As such, the Company believes that the risks to its business and its customers continue to remain heightened. Additionally, political unrest, changes in monetary policy, including the effects of higher interest rates, have the potential to curb economic growth and/or cause further instability, which could adversely impact the Company’s performance. In 2014, oil prices decreased nearly 50 percent and have since remained depressed relative to recent historical levels. The resulting impact of the oil price decline on Furmanite’s customers in the energy sector combined with the potential development of weaknesses in other sectors served by Furmanite could adversely affect the demand for Furmanite’s services. Lower levels of liquidity and capital adequacy affecting lenders, increases in defaults and bankruptcies by customers and suppliers, and volatility in credit and equity markets, as observed in recent years, could continue to have a negative impact on the Company’s business, operating results, cash flows or financial condition in a number of ways, including reductions in revenues and profits, increased bad debts, and financial instability of suppliers and insurers.

On March 13, 2015, certain foreign subsidiaries (the “foreign subsidiary designated borrowers”) of Furmanite Worldwide, Inc. (“FWI”), a wholly owned subsidiary of the Company, and FWI entered into a second amendment (the “Second Amendment”) to the credit agreement dated March 5, 2012 with a syndicate of banks (collectively, the “Lenders”) previously led by JP Morgan Chase Bank, N.A. as Administrative Agent (the “Credit Agreement”). Under the Second Amendment, Wells Fargo Bank, N.A. is the successor Administrative Agent, replacing JP Morgan Chase Bank, N.A. The Second Amendment includes several modifications, including increasing the revolving credit facility capacity to $150.0 million from $100.0 million, extending the maturity date to March 13, 2020 from February 28, 2017, reducing the ranges for the commitment fee and margin that is added to the applicable variable interest rate and the easing of certain covenants and restrictive terms. The Second Amendment also reflects changes in the composition of the Lenders and their respective commitment amounts. The portion of the amount available for swing line loans to FWI is $10.0 million. A portion of the amount available under the Credit Agreement (not in excess of $20.0 million) is available for the issuance of letters of credit. The loans outstanding to the foreign subsidiary designated borrowers under the Credit Agreement may not exceed $50.0 million in the aggregate.

At March 31, 2015 and December 31, 2014, $59.9 million and $59.3 million, respectively, was outstanding under the Credit Agreement. Borrowings under the Credit Agreement bear interest at variable rates (based on the prime rate, federal funds rate or Eurocurrency rate, at the option of the borrower, including a margin above such rates, and subject to an adjustment based on a calculated Funded Debt to Adjusted EBITDA ratio (the “Leverage Ratio” as defined in the Credit Agreement)), which was 1.4% at March 31, 2015. Adjusted EBITDA is net income (loss) plus interest, income taxes, depreciation and amortization, and other non-cash expenses minus income tax credits and non-cash items increasing net income (loss) as defined in the Credit Agreement. On March 16, 2015, the Company entered into a forward-dated interest rate swap to mitigate the risk of changes in the variable interest rate. The effect of the swap is to fix the interest rate at 1.99% plus the margin and Leverage Ratio adjustment, as described above, beginning March 13, 2016 through March 13, 2020 on $40.0 million of the outstanding amount under the Credit Agreement. This interest rate swap replaces the previous swap, which was terminated in March 2015 in conjunction with the Second Amendment to the Credit Agreement. See Note 9 to the Company’s consolidated financial statements for further information regarding the interest rate swaps. The Credit Agreement contains a commitment fee, which ranges from 0.15% to 0.30% based on the Leverage Ratio (0.20% at March 31, 2015), and is based on the unused portion of the amount available under the Credit Agreement. All obligations under the Credit Agreement are guaranteed by FWI and certain of its subsidiaries under a guaranty and collateral agreement, and are secured by a first priority lien on FWI and certain of its subsidiaries’ assets (which approximated $206.5 million as of March 31, 2015). The Parent Company has granted a security interest in its stock of FWI as collateral security for the lenders under the Credit Agreement, but is not a party to the Credit Agreement.

The Credit Agreement includes financial covenants, which require that the Company maintain: (i) a Leverage Ratio of no more than 3.00 to 1.00 as of the last day of each fiscal quarter, measured on a trailing four-quarters basis, (ii) a Fixed Charge Coverage Ratio of at least 1.25 to 1.00, defined as Adjusted EBITDA minus capital expenditures minus cash taxes minus Restricted Payments made in cash (i.e., all dividends, distributions and other payments in respect of capital stock, sinking funds or similar deposits on account thereof or other returns of capital, redemption or repurchases of equity interests, and any payments to the Parent Company or its subsidiaries (other than FWI and its subsidiaries)) / interest expense plus scheduled payments of debt, and (iii) a minimum asset coverage of at least 1.50 to 1.00, defined as cash plus net accounts receivable plus net inventory plus net property, plant and equipment of FWI and its material subsidiaries that are subject to a first priority perfected lien in favor of the Administrative Agent and the Lenders / Funded Debt. FWI is also subject to certain other compliance provisions including, but not limited to, restrictions on indebtedness, guarantees, dividends and other contingent obligations and transactions, however certain restrictions are only applicable in instances where the Leverage Ratio is greater than 2.00 to 1.00. Events of default under the Credit Agreement include customary events, such as change of control, breach of covenants or breach of representations and warranties. At March 31, 2015, FWI was in compliance with all covenants under the Credit Agreement.

Considering the outstanding borrowings of $59.9 million, and $4.3 million related to outstanding letters of credit, the unused borrowing capacity under the Credit Agreement was $85.8 million at March 31, 2015.

On August 30, 2013, in connection with the acquisition of the assets of ENGlobal Corporation’s (“ENGlobal”) Engineering & Construction segment, the Company issued a $3.0 million promissory note, which bears interest at 4.0% per annum and is due in four equal annual installments of $0.8 million beginning September 1, 2014, with the final payment due on September 1, 2017.

On January 1, 2013, in connection with an asset purchase from ENGlobal, the Company issued a $1.9 million promissory note, which bears interest at 5.0% per annum and is due in four equal annual installments of $0.5 million beginning January 1, 2014, with the final installment payment due on January 1, 2017.

On April 21, 2015, Furmanite America, Inc., a wholly owned subsidiary of the Company, entered into a settlement agreement with ENGlobal (the “Agreement”) to resolve the determination of the final working capital adjustment associated with the Company’s August 2013 acquisition from ENGlobal. Additionally, the Agreement resolves certain other claims and disputes of the parties associated with this acquisition as well as a smaller acquisition the Company completed in January 2013. Under the terms of the Agreement, the Company made cash payments to ENGlobal of $3.6 million in April 2015, reflecting the advance payoff of $4.4 million remaining principal amount on two acquisition-related notes payable, partially offset by $0.8 million of net credits related to accrued interest and the final settlement of reimbursable items and working capital balances. The Company realized a gain of $0.1 million in connection with the Agreement.

The Company does not anticipate paying any dividends as it believes investing earnings back into the Company will provide a better long-term return to stockholders in increased per share value. The Company believes that funds generated from operations, together with existing cash and available credit under the Credit Agreement, will be sufficient to finance current operations, planned capital expenditure requirements and internal growth for the next twelve months.

Other Events

On May 4, 2015, the Company announced that it has received a written non-binding indication of interest from a strategic acquiror for a transaction in which all Furmanite stockholders would receive cash for their shares, at a substantial premium to current market prices. The Company’s Board of Directors (the “Board”) believes this indication of interest could lead to a binding offer to acquire the Company at a substantial premium, and has retained a financial advisor to assist the Board with the evaluation of the proposal and any other strategic alternatives that may be presented. While it is unknown whether any actual completed transaction will result from this process, future results of the Company could be impacted by this matter, due to various factors. Refer to Part II, Item 1A, Risk Factors, of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 for important additional information regarding the risks and uncertainties related to this matter.
On May 6, 2015, the Company entered into a settlement agreement (the “Settlement Agreement”) with Mustang Capital Management, LLC (“Mustang Capital”) with respect to the Company’s 2015 Annual Meeting of Stockholders (the “Annual Meeting”). In conjunction with the Settlement Agreement, the Company expanded the size of the Board to seven and added three new independent directors to the Board to fill the vacancies for the two added seats and for the retirement of an incumbent director. These new directors and the four incumbent members of the Board will stand for reelection at the Furmanite 2015 Annual Meeting of Stockholders. The Settlement Agreement contains various other terms and provisions, including the mutual release of certain claims, the grant of restricted stock awards to both the new and incumbent directors and Company reimbursement of Mustang Capital’s expenses related to the Annual Meeting, not to exceed $575,000. As a result of these events, the Annual Meeting scheduled for May 7, 2015 has been canceled. The Company will file an amended definitive proxy statement and announce a new record date and annual meeting date in due course.

Critical Accounting Policies and Estimates

The preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant policies are presented in the Notes to the Consolidated Financial Statements and under Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014.

Critical accounting policies are those that are most important to the portrayal of the Company’s financial position and results of operations. These policies require management’s most difficult, subjective or complex judgments, often employing the use of estimates about the effect of matters that are inherently uncertain. The Company’s critical accounting policies and estimates, for which no significant changes have occurred in the three months ended March 31, 2015, include revenue recognition, allowance for doubtful accounts, goodwill and intangible assets, income taxes and defined benefit pension plans. Critical accounting policies are discussed regularly, at least quarterly, with the Audit Committee of the Company’s Board of Directors.

Revenue Recognition

Revenues are recorded in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 605, Revenue Recognition, when realized or realizable, and earned.

Revenues are recognized when persuasive evidence of an arrangement exists, services to customers have been rendered or products have been delivered, the selling price is fixed or determinable and collectability is reasonably assured. Revenues are recorded net of sales tax.

Substantially all projects are short term in nature and are generally billed on a time and materials basis when the work is completed. Revenue is typically recognized when services are rendered or when product is shipped to the job site and risk of ownership passes to the customer. Infrequently, the Company enters into contracts that are longer in duration that represent multiple element arrangements, which include a combination of services and products. For these contracts, revenues are allocated to the separate deliverables on the basis of stand-alone selling prices and recognized when the services have been rendered or the products delivered to the customer. The Company provides limited warranties to customers, depending upon the service performed. Warranty claim costs were not material during either of the three months ended March 31, 2015 or 2014.

Allowance for Doubtful Accounts

Credit is extended to customers based on evaluation of the customer’s financial condition and generally collateral is not required. Accounts receivable outstanding longer than contractual payment terms are considered past due. The Company regularly evaluates and adjusts accounts receivable as doubtful based on a combination of write-off history, aging analysis and information available on specific accounts. The Company writes off accounts receivable when they become uncollectible. Any payments subsequently received on such receivables are credited to the allowance in the period the payment is received.

Goodwill and Intangible Assets

The Company accounts for goodwill and other intangible assets in accordance with the provisions of FASB ASC 350, Intangibles — Goodwill and Other. Under FASB ASC 350, intangible assets with lives restricted by contractual, legal or other means are amortized over their useful lives. Finite-lived intangible assets are reviewed for impairment in accordance with the provisions of FASB ASC 360, Property, Plant, and Equipment.

Goodwill and other intangible assets not subject to amortization are tested for impairment annually (in the fourth quarter of each calendar year), or more frequently if events or changes in circumstances indicate that the assets might be impaired. Examples of such events or circumstances include a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, or a loss of key personnel.

As of December 31, 2014, the Company’s fair value substantially exceeded its carrying value in each of its two reporting units, therefore no impairment was indicated. Additionally, no changes in circumstances have occurred in the three months ended March 31, 2015 that would warrant an additional impairment test in the current period. At each of March 31, 2015 and December 31, 2014, goodwill of continuing operations totaled $15.6 million, all of which is associated with the Technical Services operating segment.

Income Taxes

Deferred tax assets and liabilities result from temporary differences between the U.S. GAAP and tax treatment of certain income and expense items. The Company must assess and make estimates regarding the likelihood that the deferred tax assets will be recovered. To the extent that it is determined the deferred tax assets will not be recovered, a valuation allowance is established for such assets. In making such a determination, the Company must take into account positive and negative evidence including projections of future taxable income and assessments of potential tax planning strategies.

The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the applicable taxing authorities, based on the technical merits of the position. The tax benefit recognized is based on the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority. Uncertain tax positions in certain foreign jurisdictions would not impact the effective foreign tax rate because unrecognized non-current tax benefits are offset by the foreign net operating loss carryforwards, which are fully reserved. The Company recognizes interest expense on underpayments of income taxes and accrued penalties related to unrecognized non-current tax benefits as part of the income tax provision.

Defined Benefit Pension Plans

Pension benefit costs and liabilities are dependent on assumptions used in calculating such amounts. The primary assumptions include factors such as discount rates, expected investment return on plan assets, mortality rates and retirement rates. These rates are reviewed annually and adjusted to reflect current conditions. These rates are determined based on reference to yields. The expected return on plan assets is derived from detailed periodic studies, which include a review of asset allocation strategies, anticipated future long-term performance of individual asset classes, risks (standard deviations) and correlations of returns among the asset classes that comprise the plans’ asset mix. While the studies give appropriate consideration to recent plan performance and historical returns, the assumptions are primarily long-term, prospective rates of return. Mortality and retirement rates are based on actual and anticipated plan experience. In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While the Company believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect the pension obligation and future expense.

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which provides for a single five-step model to be applied in determining the amount and timing of the recognition of revenue related to contracts with customers. The new guidance also requires additional financial statement disclosures that will enable users to understand the nature, amount, timing and uncertainty of revenue and cash flows relating to customer contracts. Companies have an option to use either a retrospective approach or cumulative effect adjustment approach to implement the guidance. The provisions of the new guidance are effective for annual reporting periods beginning after December 15, 2016, including interim periods within those reporting periods. However, in April 2015, the FASB tentatively decided to defer the effective date by one year to be effective for annual reporting periods beginning after December 15, 2017. The ASU does not provide an option for early adoption, but under the FASB’s tentative decision, entities would be permitted to early adopt the new guidance using the original effective date in ASU No. 2014-09. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.
In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which changes the guidance with respect to the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. Companies have an option of using either a full retrospective or modified retrospective adoption approach. The updated guidance is effective for annual reporting periods beginning after December 15, 2015, including interim periods within those annual periods. Early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The amendments in the ASU change the balance sheet presentation requirements for debt issuance costs by requiring them to be presented as a direct reduction to the carrying amount of the related debt liability. The amendments are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted. Transitioning to the new guidance requires retrospective application. The Company plans to make the required change to the presentation of its debt issuance costs in the first quarter of fiscal year 2016, but it does not believe such change will have a material impact to its consolidated financial statements.

Off-Balance Sheet Arrangements

The Company was not a party to any off-balance sheet arrangements at March 31, 2015 or December 31, 2014, or for the three months ended March 31, 2015 or 2014.

Inflation and Changing Prices

The Company does not operate or conduct business in hyper-inflationary countries nor enter into long-term supply contracts that may impact margins due to inflation. Changes in prices of goods and services are reflected on proposals, bids or quotes submitted to customers.